EXHIBIT 8.1

Caplin & Drysdale, Chartered One Thomas Circle, NW, Suite 1100 Washington, DC 20005-5802 202-862-5000 202-429-3301 Fax www.caplindrysdale.com

May 23, 2007

Board of Directors

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, KY 40202

Re:	Proposed Spinoff and Merger of Kindred Pharmacy Services, Inc.

Dear Sirs:

You have requested our opinion (the “Opinion”) as to certain Federal income tax consequences of a series of transactions (the “Transactions”) in which (i) Kindred Healthcare Operating, Inc. (“KHOI”) will distribute all of the outstanding stock of Kindred Pharmacy Services, Inc. (“KPS”) to Kindred Healthcare, Inc. (“Kindred”); (ii) Kindred will then distribute all of the outstanding stock of KPS pro rata to its public shareholders ((i) and (ii) being collectively the “Spinoffs”); and (iii) KPS will then be combined with PharMerica, Inc. (“PharMerica”) — another corporation of equal value that will be publicly held following its spinoff by its parent, AmerisourceBergen Corporation (“ABC”), in contemplation of this last step — in a reverse triangular merger (the “Merger”) with a subsidiary of a newly formed holding company, called Safari Holding Corporation (“Safari”), all pursuant to that Master Transaction Agreement dated as of October 25, 2006 (the “MTA”) by and among Kindred, KPS, ABC, PharMerica, and Safari. Except as otherwise provided herein, defined terms have the same meaning as set forth in the MTA.

For the purpose of rendering our Opinion, we have examined and are relying, with your permission (without any independent investigation or review thereof other than such investigation and review as we have deemed necessary to comply with our professional obligations under Internal Revenue Service (“IRS”) Circular 230 or otherwise), upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):

1.	The MTA;

2.	The Registration Statement on Form S-4/S-1 of Safari to which this opinion is an exhibit, filed with the Securities and Exchange Commission with respect to common stock of Safari (“Safari Common Stock”) to be issued to the stockholders of Kindred in connection with the KPS Merger (the “Registration Statement”);

Caplin & Drysdale

      Chartered

3.	The Tax Matters Agreement by and among Kindred, ABC, KPS, PharMerica and Safari dated as of October 25, 2006 (the “TMA”);

4.	The Form of Information Services Agreement between Kindred and Safari, filed as Exhibit 10.4 to the Registration Statement; (“the “ISA”);

5.	The Form of Transition Services Agreement between Kindred and Safari filed as Exhibit 10.1 to the Registration Statement (the “Kindred TSA”);

6.	The Form of a transitional Trademark License Agreement between Kindred and KPS.

7.	The current balance sheet and preceding five years of profit and loss statements of Kindred Healthcare East, LLC.

8.	The current balance sheet and preceding five years of profit and loss statements of KPS.

9.	Charts showing the inter-corporate ownership structure of the Kindred group.

10.	The Cross Holding Ownership Analysis prepared by Deutsche Bank Securities, Inc. and Lehman Brothers, Inc., dated April 2007;

11.	The IRS ruling letter issued to Kindred on February 25, 2005 with respect to the 2005 internal restructuring.

12.	The Ruling Application of Kindred Healthcare Operating, Inc. and Kindred Healthcare, Inc. for Rulings under Sections 355 and 351 of the Internal Revenue Code, filed with the Internal Revenue Service on September 14, 2006, together with exhibits and supplements thereto.

13.	The Ruling Application of AmerisourceBergen Corporation for Rulings under Sections 355 and 351 of the Internal Revenue Code, filed with the Internal Revenue Service on September 13, 2006, together with exhibits and supplements thereto.

14.	The ruling letter dated December 21, 2006, issued to Kindred in response to its Ruling Application.

15.	The ruling letter dated December 21, 2006, issued to ABC in response to its Ruling Application.

16.	The Tax Certificate delivered to us by Kindred, dated May 21, 2007.

Caplin & Drysdale

      Chartered

17.	The Tax Certificate delivered to us by Safari, dated the date hereof.

18.	Such other instruments and documents related to the Spinoffs and Merger as we have deemed necessary or appropriate for purposes of the Opinions.

Based on the foregoing materials it is our opinion that:

A. Each of the Spinoffs will qualify as a transaction described in section 355(a).1 No income, gain or loss will be recognized by Kindred or its shareholders on the receipt of KPS stock.

B. Provided that there are one or more shareholders that have held shares of both the common stock of Kindred and the common stock of ABC from August 6, 2006 through the close of business on the Closing Date, section 355(e) shall not apply, the KPS stock will be treated as “qualified property” for purposes of section 361(c)(2), and, therefore, no gain or loss will be recognized by Kindred or KHOI on the distribution of the KPS stock in the Spinoffs.

C. The exchange of KPS common stock for Safari common stock pursuant to the Merger will be treated as part of an exchange described in Section 351 of the Code. No gain or loss will be recognized by the KPS shareholders in connection with the Merger.

Our Opinion is based upon the Internal Revenue Code, Treasury Regulations, administrative pronouncements of the Treasury Department and IRS, and judicial authority, as in effect and publicly available on the date of this opinion. We do not undertake to advise of any changes that may hereafter occur in these legal authorities.

This Opinion letter is addressed to Kindred Healthcare, Inc. and its affiliates, is intended solely for their benefit and for the benefit of their successors in interest, and may not be relied upon by any other person.

We hereby consent to the filing of this Opinion letter as an exhibit to the Registration Statement. In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely yours,

/s/ Caplin & Drysdale, Chartered

[1]	All statutory references are to the Internal Revenue Code of 1986, as amended. All references to Treasury Regulations (“Treas. Reg.”) are to the Treasury Regulations on Income Tax (1986 Code).